Exhibit 99(h)

[Updated Questions & Answers Portion of Training Materials]

4.       Q.       How is MidAmerican going to finance the transaction and where will you get the money?

         A. We expect to finance the cash portion of our proposal by selling non-strategic assets and by using debt for the remainder. We are confident that there will be no problem in obtaining financing or in servicing the debt with existing cash flows. Short-term borrowings used to finance the transaction on an interim basis will be refinanced on a permanent basis or repaid from the proceedings of the company's non-regulated asset restructuring program.


17.      Q.       Why is MidAmerican's proposal so late (characterized as an
                  11th-hour proposal)?

         A. Private merger discussions have been taking place with IES for some time, including a specific proposal by MidAmerican to IES in October 1995, a month before IES entered into the Wisconsin deal. A standstill agreement between IES and a predecessor of MidAmerican prevented MidAmerican from making any public proposals to IES until August 1, 1996. MidAmerican delivered its merger proposal to Mr. Liu and made that proposal public on August 4, 1996.


18.      Q.       How does MidAmerican's stock price today compare to July 1995 when Midwest Resources and Iowa-Illinois merged?

         A.       MidAmerican stock opened at 14 3/4 on July 3, 1995.
                  MidAmerican stock opened today at         (provide today's
                  opening price).


19.      Q.       Midwest Resources cut its dividend 25 percent following its
                  1992 merger.  Will MidAmerican do the same?

         A. MidAmerican's board of directors has committed to maintaining the company's current dividend of $1.20 on an annualized basis which translates into a dividend of $2.82 per IES share. Earnings levels will support the dividend, with a payout ratio estimated to be 80 percent in the year 2000. IES shareholders who are concerned about the dividend may choose the cash option.


20.      Q.       I'm voting against the Wisconsin deal.  Should I also vote against the board of directors on my proxy card?

         A.       How you vote is your decision.

21.      Q.       I've already voted against the Wisconsin deal on an IES proxy card.  Do I need to send in the MidAmerican proxy card?

         A. We would like you to also send in your MidAmerican proxy voting against the Wisconsin deal. Knowing what percentage of and which shareholders are against the Wisconsin deal will assist in our efforts to solicit.


22.      Q.       If the Wisconsin deal is defeated, what will have to happen for the MidAmerican/IES merger to go through?

         A. We believe the IES board will heed the desires of the IES shareholders by pursuing the MidAmerican proposal following the defeat of the Wisconsin deal. If the IES board approves the MidAmerican proposal, a majority of IES shareholders and MidAmerican shareholders will have to vote in favor of a merger. Then, regulatory approvals would need to be gained. Our last merger took us only 11 months to complete and we believe we would close an IES/MidAmerican proposal within 8 to 12 months of signing a definitive agreement.